Exhibit 11
                              DeVlieg-Bullard, Inc.
                        Computation of Earnings per Share
              (unaudited - in thousands, except per share data) (a)

                                              Three Months Ended      Six Months Ended
                                                  January 31,            January 31,
                                               1998         1997       1998       1997
Net (loss) income                            $ (2,436)   $    754   $ (2,164)   $  1,483
                                             ========    ========   ========    ========

Shares for basic earnings per share:
Average number of common shares
     outstanding                               12,281      12,250     12,278      12,250
Dilutive effect of outstanding stock
     purchase warrants (b):
         Class A                                1,496       1,494      1,496       1,494
         Class B (c)                              288         288        288         287
                                             --------    --------   --------    --------
     Total Basic shares outstanding            14,065      14,032     14,062      14,031
                                             ========    ========   ========    ========

Basic earnings per share                     $  (0.17)   $   0.05   $  (0.15)   $   0.11
                                             ========    ========   ========    ========

Additional shares for dilution:
Basic shares outstanding                       14,065      14,032     14,062      14,031
Dilutive effect of outstanding options (b)        (e)         341        (e)         280
Dilutive effect of outstanding stock
     purchase warrants - Class C (b) (d)          (e)         747        (e)         747
                                             --------    --------   --------    --------
Total shares used in calculation of
     diluted earnings per share                14,065      15,120     14,062      15,058
                                             ========    ========   ========    ========

Diluted earnings per share                   $  (0.17)   $   0.05   $  (0.15)   $   0.10
                                             ========    ========   ========    ========


Notes:

(a) In accordance with the provisions of SFAS 128, "Earnings per Share," the prior year has been restated.

(b)  As determined by application of the treasury stock method.

(c) A total of 289 Class B stock purchase warrants were issuable May 1997 using a formula based on the average closing stock price for the 90 days prior to issuance. The Class B warrants became issuable on March 18, 1996, but at that time, the number of shares was unknown.

(d) In connection with the refinancing of the senior debt facility in October 1995, 750 Class C stock purchase warrants ("Class C Warrants") were issued. The Company has the opportunity to earn back these warrants based on earnings as defined in the agreement. For the three months and six ended January 31, 1998 and 1997, the Company did not meet the defined earnings level, therefore all Class C Warrants were considered outstanding.

(e)  Not included in calculation as effect would be antidilutive.